================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 27)


                              LIMITED BRANDS, INC.
                                (Name of Issuer)


   COMMON STOCK, $0.50 PAR VALUE                       532716-10-7
--------------------------------------   ---------------------------------------
   (Title of class of securities)                     (CUSIP number)


                             RAYMOND O. GIETZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)


                                  JUNE 10, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



================================================================================

-----------------------------------------------------------------                ----------------------------------------------
CUSIP No. 532716-10-7                                                   13D                               Page 2
-----------------------------------------------------------------                ----------------------------------------------
----------------- ----------------------------------------------- -------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Leslie H. Wexner
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- -------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [_]
                                                                                                                       (B) [X]
----------------- -------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ----------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
----------------- -------------------------------------------------------------- ----------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          United States

--------------------------- ------ --------------------------------------------- ----------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            44,857,133
          SHARES
                            ------ --------------------------------------------- ----------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          21,408,371
         OWNED BY
                            ------ --------------------------------------------- ----------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       45,988,109
        REPORTING
                            ------ --------------------------------------------- ----------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     21,408,371

----------------- -------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       67,396,480

----------------- -------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [X]

----------------- -------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.9%

----------------- ----------------------------------------------- -------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       IN

----------------- ----------------------------------------------- -------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       2

-----------------------------------------------------------------                ----------------------------------------------
CUSIP No. 532716-10-7                                                   13D                               Page 3
-----------------------------------------------------------------                ----------------------------------------------

----------------- ----------------------------------------------- -------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Abigail S. Wexner
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- -------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [_]
                                                                                                                       (B) [X]
----------------- -------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ----------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
----------------- -------------------------------------------------------------- ----------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          United States

--------------------------- ------ --------------------------------------------- ----------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                               -0-
          SHARES
                            ------ --------------------------------------------- ----------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          10,008,371
         OWNED BY
                            ------ --------------------------------------------- ----------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                          -0-
        REPORTING
                            ------ --------------------------------------------- ----------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     10,008,371

----------------- -------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       10,008,371

----------------- -------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [X]

----------------- -------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.9%

----------------- ----------------------------------------------- -------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       IN

----------------- ----------------------------------------------- -------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!




                                       3

-----------------------------------------------------------------                ----------------------------------------------
CUSIP No. 532716-10-7                                                   13D                               Page 4
-----------------------------------------------------------------                ----------------------------------------------

----------------- ----------------------------------------------- -------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                        Health and Science Interests II
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- -------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [_]
                                                                                                                       (B) [X]
----------------- -------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ----------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
----------------- -------------------------------------------------------------- ----------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

--------------------------- ------ --------------------------------------------- ----------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                              4,900,000
          SHARES
                            ------ --------------------------------------------- ----------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                              -0-
         OWNED BY
                            ------ --------------------------------------------- ----------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                         4,900,000
        REPORTING
                            ------ --------------------------------------------- ----------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                          -0-

----------------- -------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:         4,900,000

----------------- -------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]

----------------- -------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.9%

----------------- ----------------------------------------------- -------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- -------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!





                                       4

-----------------------------------------------------------------                ----------------------------------------------
CUSIP No. 532716-10-7                                                   13D                               Page 5
-----------------------------------------------------------------                ----------------------------------------------

----------------- ----------------------------------------------- -------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       Wexner Children Holdings
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- -------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [_]
                                                                                                                       (B) [X]
----------------- -------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ----------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
----------------- -------------------------------------------------------------- ----------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------------- ------ ----------------------------------------- ----------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                            4,296,630
            SHARES
                                ------ ----------------------------------------- ----------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                          -0-
           OWNED BY
                                ------ ----------------------------------------- ----------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                        4,296,630
          REPORTING
                                ------ ----------------------------------------- ----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                      -0-

----------------- -------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:            4,296,630

----------------- -------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]

----------------- -------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.8%

----------------- ----------------------------------------------- -------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- -------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!





                                       5

-----------------------------------------------------------------                ----------------------------------------------
CUSIP No. 532716-10-7                                                   13D                               Page 6
-----------------------------------------------------------------                ----------------------------------------------

----------------- ----------------------------------------------- -------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       The Wexner Children's Trust II
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- -------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [_]
                                                                                                                       (B) [X]
----------------- -------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ----------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                 [_]
                  PURSUANT TO ITEM 2(d) OR 2(e):
----------------- -------------------------------------------------------------- ----------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------------- ------ ----------------------------------------- ----------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                           6,500,000
            SHARES
                                ------ ----------------------------------------- ----------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                         -0-
           OWNED BY
                                ------ ----------------------------------------- ----------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                      6,500,000
          REPORTING
                                ------ ----------------------------------------- ----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

----------------- -------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:          6,500,000

----------------- -------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]

----------------- -------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.3%

----------------- ----------------------------------------------- -------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- -------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!





                                       6

-----------------------------------------------------------------                ----------------------------------------------
CUSIP No. 532716-10-7                                                   13D                               Page 7
-----------------------------------------------------------------                ----------------------------------------------

----------------- ----------------------------------------------- -------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       The Children Trust
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- -------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [_]
                                                                                                                       (B) [X]
----------------- -------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ----------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                 [_]
                  PURSUANT TO ITEM 2(d) OR 2(e):
----------------- -------------------------------------------------------------- ----------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------------- ------ ----------------------------------------- ----------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                           14,984,800
            SHARES
                                ------ ----------------------------------------- ----------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                         -0-
           OWNED BY
                                ------ ----------------------------------------- ----------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                      14,984,800
          REPORTING
                                ------ ----------------------------------------- ----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

----------------- -------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:          14,984,800

----------------- -------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]

----------------- -------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.9%

----------------- ----------------------------------------------- -------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- -------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!




                                       7

-----------------------------------------------------------------                ----------------------------------------------
CUSIP No. 532716-10-7                                                   13D                               Page 8
-----------------------------------------------------------------                ----------------------------------------------

----------------- ----------------------------------------------- -------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       The Birthday Trust
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- -------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [_]
                                                                                                                       (B) [X]
----------------- -------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ----------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                 [_]
                  PURSUANT TO ITEM 2(d) OR 2(e):
----------------- -------------------------------------------------------------- ----------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------------- ------ ----------------------------------------- ----------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                           5,703,370
            SHARES
                                ------ ----------------------------------------- ----------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                         -0-
           OWNED BY
                                ------ ----------------------------------------- ----------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                      5,703,370
          REPORTING
                                ------ ----------------------------------------- ----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

----------------- -------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:          5,703,370

----------------- -------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]

----------------- -------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.1%

----------------- ----------------------------------------------- -------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- -------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!

           This Amendment No. 27 amends the Schedule 13D dated June 25, 1985, as amended in certain respects by Amendments No. 1 through 26 thereto, and is filed by Leslie H. Wexner, for and on behalf of himself, Abigail S. Wexner, Health and Science Interests II, Wexner Children Holdings, The Wexner Children's Trust II, The Children Trust, and The Birthday Trust (collectively, the "Purchasers"), with respect to the common stock, $0.50 par value per share (the "Common Stock"), of Limited Brands, Inc. (the "Company").

Item 1.    Security and Issuer.
           -------------------

           On May 20, 2002, the Company changed its name from The Limited, Inc. to Limited Brands, Inc.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           (a) The responses of the Purchasers to Rows (11) through (13) of the cover pages of this Amendment No. 27 are incorporated herein by reference. As of June 12, 2002, the Purchasers beneficially owned the number shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (the outstanding shares of Common Stock, 518,873,726, being based on the number of shares outstanding as of April 12, 2002 as reported in the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2002).

            Person                                Number of Shares                   Percent of Class
     -------------------                      -------------------------           ----------------------
1.  Leslie H. Wexner                               67,396,480 (1)(3)(5)(6)                12.9%
2.  Abigail S. Wexner                              10,008,371 (2)(4)(7)                    1.9%
3.  Health and Science Interests II                 4,900,000 (3)                          0.9%
4.  Wexner Children Holdings                        4,296,630 (4)                          0.8%
5.  The Wexner Children's Trust II                  6,500,000 (5)                          1.3%
6.  The Children Trust                             14,984,800 (6)                          2.9%
7.  The Birthday Trust                              5,703,370 (7)                          1.1%


         ------------------------------

1. Includes: 1,130,976 shares held in The Limited, Inc. Savings and Retirement Plan for Mr. Wexner's account (as of June 6, 2002) over which he exercises dispositive but not voting control; and 3,367,556 shares issuable within 60 days upon exercise of outstanding options held by Mr. Wexner. Also includes 10,008,371 shares beneficially owned by Abigail S. Wexner, Mr. Wexner's wife, as to which Mr. Wexner may be deemed to share the power to vote and direct the disposition. Excludes 400,000 shares held in a trust of which Mrs. Wexner is a beneficiary and as to which Mr. Wexner disclaims beneficial ownership.

2. Includes 4,980 shares issuable within 60 days upon exercise of outstanding options held by Mrs. Wexner. The power to vote or direct the disposition of the shares beneficially owned by Mrs. Wexner may be deemed to be shared with her husband, Leslie H. Wexner. Excludes 400,000 shares held in a trust of which Mrs. Wexner is a beneficiary and as to which Mrs. Wexner disclaims beneficial ownership. Also excludes 57,388,109 shares beneficially owned by Leslie H. Wexner, Mrs. Wexner's husband, as to which Mrs. Wexner disclaims beneficial ownership.

3. Power to vote or direct the disposition of the 4,900,000 shares held by Health and Science Interests II may be deemed to be shared by its two trustees Leslie H. Wexner and, through a wholly-owned corporation, Jeffrey E. Epstein. Leslie H. Wexner and Jeffrey E. Epstein disclaim beneficial ownership of shares held by Health and Science Interests II.

4. Power to vote or direct the disposition of the 4,296,630 shares held by Abigail S. Wexner as the sole trustee of Wexner Children Holdings.

5. Power to vote or direct the disposition of 6,500,000 shares held by The Wexner Childen's Trust II may be deemed to be shared by Leslie H. Wexner, who may revoke the trust, and Jeffrey E. Epstein, as trustee.

6. Power to vote or direct the disposition of the 14,984,800 shares held by Leslie H. Wexner as the sole trustee of The Children Trust.

7. Power to vote or direct the disposition of the 5,703,370 shares held by Abigail S. Wexner as the sole trustee of The Birthday Trust.

           (b) The responses of the Purchasers to (i) Rows (7) through (10) of the cover pages of this Amendment No. 27 and (ii) Item 5(a) hereof are incorporated herein by reference.

           (c) In addition to the transaction described in Item 6 of this Amendment No. 27 (which is hereby incorporated herein by reference), during the past 60 days the Purchasers effected the following transactions in the Common
Stock:

                                    Date of              Amount of         Price per           Where and
     Person                       Transaction            Securities          Share           How Effected
     ------                       -----------            ----------          -----           ------------
Health and Science Interests II     6/6/02            5,000,000 shares       $20.25           NYSE (sale)

Health and Science Interests II     6/10/02           3,500,000 shares       $20.55           NYSE (sale)

Health and Science Interests II     6/12/02           2,250,000 shares       $20.35           NYSE (sale)



           (d), (e): Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
           -------------------------------------------------------------

           On May 21, 2002, The Children Trust distributed 10,015,200 shares of Common Stock to Leslie H. Wexner without consideration in exchange.

Item 7.    Materials to be Filed as Exhibits.
           ---------------------------------

Exhibit 1         Joint Filing Agreement by and among Leslie H. Wexner, Abigail
                  S. Wexner, Health and Science Interests II, Wexner Children Holdings, The Wexner Children's Trust II, The Children Trust, and The Birthday Trust, dated June 12, 2002.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2002


                         Leslie H. Wexner
                         ----------------------------------------------------
                         Leslie H. Wexner


                         Abigail S. Wexner
                         ----------------------------------------------------
                         Abigail S. Wexner


                         HEALTH AND SCIENCE INTERESTS II

                         By: Leslie H. Wexner
                             ------------------------------------------------
                             Leslie H. Wexner, Trustee


                         WEXNER CHILDREN HOLDINGS

                         By: Abigail S. Wexner
                             ------------------------------------------------
                             Abigail S. Wexner, Trustee


                         THE WEXNER CHILDREN'S TRUST II

                         By: Jeffrey E. Epstein
                             ------------------------------------------------
                             Jeffrey E. Epstein, Trustee


                         THE CHILDREN TRUST

                         By: Leslie H. Wexner
                             ------------------------------------------------
                             Leslie H. Wexner, Trustee


                         THE BIRTHDAY TRUST

                         By: Abigail S. Wexner
                             ------------------------------------------------
                             Abigail S. Wexner, Trustee

                                  EXHIBIT INDEX
                                  -------------

           Exhibit No.
           -----------

           Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, Abigail S. Wexner, Health and Science Interests II, Wexner Children Holdings, The Wexner Children's Trust II, The Children Trust, and The Birthday Trust, dated June 12, 2002.